Exhibit 19.1
    METTLER TOLEDO

Insider Trading Policy

1.Introduction

METTLER TOLEDO is subject to US securities laws, which prohibit trading in securities on the basis of non-public, material information and passing on such information to anyone else. Violations of insider trading laws carry severe monetary and criminal penalties and may result in discipline up to and including separation from the company.

2.Purpose and Scope

This policy seeks to limit insider trading risk and reinforces our commitment to properly handling confidential information. This policy applies to all METTLER TOLEDO employees. Directors, Officers, and certain Designated Employees are subject to additional requirements set forth in Guideline MT Insider Trading Policy for Directors, Officers, and Designated Employees. It is important to note that insider trading laws also apply to anyone with material, non-public information about the company, such as contractors, consultants, or persons living in your household.

3.Prohibition of Insider Trading and Tipping

All employees must abide by the following rules:

•If you have material, non-public information relating to METTLER TOLEDO you may not buy or sell company securities, change earlier instructions to buy or sell company securities, or engage in any other action to take advantage of that information. Company securities include shares, options, any other derivative instrument, and certain investments in company-sponsored retirement plans (for example the METTLER TOLEDO Stock Fund investment option in the U.S. 401(k) plan).

•You may not trade the securities of any other company, including customers, suppliers, competitors, and potential acquisition targets on the basis of material, non-public information that you obtained in the course of your work at METTLER TOLEDO.

•You may not pass on to others any material, non-public information about METTLER
TOLEDO or other companies obtained in the course of your work (referred to as
"tipping"). You can be held liable for another person’s violation of insider trading laws even if you do not benefit financially from that person's actions.

•Except with the prior written approval of both the relevant General Manager and
General Counsel, you may not consult for or otherwise participate in professional, industry or other networks that provide information, data, or other consulting services for investment professionals (known as “expert networks”).

•You must ensure compliance with this policy by all persons living in your household, and all entities and persons subject to your influence or control (for example corporations, partnerships, trusts, and family members that don't share your household but consult with you before they trade). You will be held responsible for any violations by them.

•Your transactions will be evaluated with the benefit of hindsight. Before engaging in a transaction, you should consider how others may interpret it after the fact.

Exhibit 19.1

4.What is Material Information

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Examples of information that is typically considered material include (whether negative or positive) earnings or sales information, changes in senior management, development of a significant new product, process or service, news of a pending or proposed merger or acquisition, or a significant cybersecurity incident. This list of examples is not comprehensive: materiality is judged considering all facts and circumstances at a given moment, so any information could potentially be material. Material information may be something that is quantitatively material, qualitatively material, or both. If you are not sure whether information is considered material, please consult with the General Counsel.

5.When is Information Public

The above prohibitions apply until information is public. “Non-public” information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. As a general rule, you may consider information public on the second business day after it has been publicly distributed. An example of such public distribution would be a company press release containing the information: if the company issues a press release after the close of trading on Thursday, the information in the press release could be considered public at the open of business on the following Monday. As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the General Counsel or assume that the information is non-public and treat it as confidential.

6.Who to Contact if You have Questions

You should contact the General Counsel or the Compliance Director if you have questions about the applicability of this Guideline to any planned transactions.

Author:

Michelle Roe, General Counsel

Approved by:

Patrick Kaltenbach, Chief Executive Officer

*Replaces: All Prior Versions